UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 5, 2016
___________

PARKWAY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	333-209052 (Commission File Number)	47-5486027 (I.R.S. Employer Identification No.)

101 Jacksonville Circle Floyd, Virginia (Address of principal executive offices)	24091 (Zip Code)

Registrant’s telephone number, including area code: (540) 745-4191

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                Other Events.

    On May 5, 2016, Parkway Acquisition Corp. updated its slide presentation pursuant to which Grayson Bankshares, Inc. and Cardinal Financial Corporation may provide supplemental information to shareholders regarding their proposed merger. A copy of the slides that may be made available to shareholders is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Important Information for Shareholders

    This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  In connection with the merger, Parkway has filed a registration statement, which included a joint proxy statement/prospectus.  The registration statement has been declared effective by the Securities and Exchange Commission (the “SEC”), and the joint proxy statement/prospectus is being delivered to each company’s shareholders. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARKWAY, CARDINAL, GRAYSON AND THE PROPOSED MERGER.

    You are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Parkway, Cardinal and Grayson, at the SEC’s website (http://www.sec.gov). You also are able to obtain these documents, free of charge, by accessing Cardinal’s website (www.bankoffloyd.com) or by requesting them in writing from Alan Dickerson, Cardinal Bankshares Corp., 101 Jacksonville Circle, Floyd, Virginia 24091, or by telephone at (540) 745-4191; or by accessing Grayson’s website (www.graysonnationalbank.com) or by requesting them in writing from Allan Funk, Grayson Bankshares, Inc., 113 West Main Street, Independence, Virginia 24348, or by telephone at (276) 773-2811.

    Cardinal, Grayson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Cardinal and Grayson in connection with the proposed merger. Information about the directors and executive officers of Cardinal and Grayson will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger. You may obtain free copies of each document as described in the preceding paragraph.

Item 9.01               Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Description

99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKWAY ACQUISITION CORP.
(Registrant)

Date: May 5, 2016	By:	/s/ Blake M. Edwards
Blake M. Edwards
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation